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                                                           EXHIBIT 3(b)(ii)



               Article II, Section 2 of the Company's By-Laws was restated in its entirety as follows:

     Article II, Section 2. Annual Meetings. An annual meeting of the stockholders for the election of Directors and for the transaction of any other business that may come before the meeting shall be held on such day or time as may be set from time to time by the Board of Directors. Such annual meetings shall be general meetings, that is to say, open for transaction of any business within the power of the Corporation without special notice of such business, except in any case in which special notice is required by law, by the Certificate of Incorporation, or these By-Laws.


















































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